

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 11, 2017

Via E-Mail
Ruben Mendoza
President and Chief Executive Officer
Foundation Building Materials, Inc.
2741 Walnut Avenue, Suite 200
Tustin, CA 92780

> **Re:** **Foundation Building Materials, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted December 29, 2016**
> **CIK No. 1688941**

Dear Mr. Mendoza:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

ABL Credit Facility, page 97

1. We note your response to comment four in our letter dated December 22, 2016 and the revisions on page 98 of your filing. In order for investors to fully understand the fixed charge coverage ratio in the ABL Credit Agreement, please revise your filing to:

- Disclose the actual fixed charge coverage ratio as of the most recent balance sheet date, in addition to your current disclosure of the minimum fixed charge coverage ratio required by the credit agreement;

- Quantify the threshold at which availability under the credit agreement is subject to the fixed charge coverage ratio; and

- To the extent you disclose Adjusted EBITDA as calculated under the credit agreement, clarify what this amount represents (i.e. trailing twelve months as the September 30, 2016) and reconcile it to the most directly comparable GAAP measure.

Executive Compensation, page 141

2. Please update your executive compensation disclosure to add the information for your recently completed fiscal year. Please refer to Instruction 1 to Item 402(c) of Regulation S-K.

You may contact Mindy Hooker, Staff Accountant at (202) 551-3732 or, in her absence, Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-Mail
        Jeffrey A. Chapman, Esq.
        Peter W. Wardle, Esq.